# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZoomInfo Technologies Inc., CIK 0001794515
CUSIP: 98980F104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 805 Broadway Street, Suite 900, Vancouver, Washington (WA), 98660
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-033230
Filed by CIK 0001813217

## Reporting persons
- Schuck Henry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 15,467,623; shared voting power 13,377,329; sole dispositive power 15,467,623; shared dispositive power 13,377,329; aggregate amount beneficially owned 28,844,952 (8.4% of the class)
  Comment: Sole Voting Power and Sole Dispositive Power shown in Boxes 5 and 7 consists of (i) 12,280,501 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of ZoomInfo Technologies Inc. (the "Issuer") held directly by Henry Schuck, (ii) 2,224,173 shares of Common Stock held directly by HSKB Funds, LLC, (iii) 725,573 shares of Common Stock held directly by HSKB Funds II, LLC, and (iv) 237,376 shares of Common Stock held by a grantor trust. HSKB Funds, LLC and HSKB Funds II, LLC are managed by HLS Management, LLC. Henry Schuck is the sole member of HLS Management, LLC. Henry Schuck only has an economic interest in 1,848,514 shares of Common Stock held by HSKB and no economic interest in shares of Common Stock held by HSKB II.
  Shared Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 consists of shares of Common Stock held directly by DO Holdings (WA), LLC ("DO Holdings"). DO Holdings is substantially owned by Henry Schuck and Kirk Norman Brown.
  The percentage shown in Box 11 is calculated based on 343,368,755 shares of Common Stock outstanding as of October 31, 2024, as reported in the 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission by the issuer on November 12, 2024 (the "Third Quarter 10-Q").
- DO Holdings (WA), LLC: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,377,329; sole dispositive power 0; shared dispositive power 13,377,329; aggregate amount beneficially owned 13,377,329 (3.9% of the class)
  Comment: Shared Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 held by DO Holdings is substantially owned by Henry Schuck and Kirk Norman Brown.
  The percentage shown in Box 11 is calculated based on 343,368,755 shares of Common Stock outstanding as of October 31, 2024, as reported in the Third Quarter 10-Q.
- Brown Kirk Norman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 7,616,614; shared voting power 13,377,329; sole dispositive power 7,616,614; shared dispositive power 13,377,329; aggregate amount beneficially owned 20,993,943 (6.1% of the class)
  Comment: Shared Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 consists of shares of Common Stock held directly by DO Holdings. DO Holdings is substantially owned by Henry Schuck and Kirk Norman Brown.
  The percentage shown in Box 11 is calculated based on 343,368,755 shares of Common Stock outstanding as of October 31, 2024, as reported in the Third Quarter 10-Q.

## Item 1. Issuer
Name of issuer: ZoomInfo Technologies Inc.
Address of issuer's principal executive offices: 805 Broadway Street, Suite 900, Vancouver, WA 98660

## Item 2. Person Filing
Name of person filing: This statement is filed by Henry Schuck, DO Holdings and Kirk Norman Brown (together the "Reporting Persons").
Address of principal business office or, if none, residence:
For Mr. Schuck, 805 Broadway Street, Suite 900, Vancouver, WA 98660
For DO Holdings, 805 Broadway Street, Suite 900, Vancouver, WA 98660
For Mr. Brown, c/o Wildwood Law Group, 3915 NE 15th Ave, #362, Portland, OR 97212
Citizenship: For Mr. Schuck, United States of America. DO Holdings is a Washington limited liability company. For Mr. Brown, United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Henry Schuck 28,844,952
DO Holdings 13,377,329
Kirk Norman Brown 20,993,943
Percent of class:
Henry Schuck 8.4%
DO Holdings 3.9%
Kirk Norman Brown 6.1
Sole power to vote or to direct the vote:
Henry Schuck 15,467,623
DO Holdings 0
Kirk Norman Brown 7,616,614
Shared power to vote or to direct the vote:
Henry Schuck 13,377,32
DO Holdings 13,377,32
Kirk Norman Brown 13,377,329
Sole power to dispose or to direct the disposition:
Henry Schuck 15,467,623
DO Holdings 0
Kirk Norman Brown 7,616,614
Shared power to dispose or to direct the disposition:
Henry Schuck 13,377,329
DO Holdings 13,377,329
Kirk Norman Brown 13,377,329

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: DO Holdings is a party to that certain (i) Stockholders Agreement (the "Stockholders Agreement") dated as of June 3, 2020, among the Issuer, the TA Stockholders (as defined therein), the Carlyle Stockholders (as defined therein) and the Founder Stockholders (as defined therein and which initially includes DO Holdings, HSKB Funds, LLC, and HSKB Funds II, LLC) and (ii) the Irrevocable Proxy (the "Irrevocable Proxy") dated as of June 3, 2020, among the TA Stockholders, the Carlyle Stockholders, the Founder Stockholders and 22C (as defined therein, and together with the TA Stockholders, the Carlyle Stockholders and the Founder Stockholders, the "Other Parties"). By virtue of DO Holdings being a party to the Stockholders Agreement and the Irrevocable Proxy, each of the Reporting Persons on this Schedule 13G may be deemed to be members of a "group," as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with the Other Parties. The share ownership reported for the Reporting Persons does not include any securities of the Issuer owned by the Other Parties, and each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by the Other Parties.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Schuck Henry: /s/ Henry Schuck, Self (02/06/2025)
- DO Holdings (WA), LLC: /s/ Henry Schuck, Henry Schuck, Chief Executive Officer (02/06/2025)
- Brown Kirk Norman: /s/ Kirk Norman Brown, Self (02/06/2025)